December 23, 2024

Nicholas Galeone
President
UBS Commercial Mortgage Securitization Corp.
1285 Avenue of the Americas
New York, New York 10019

       Re: UBS Commercial Mortgage Securitization Corp.
           Registration Statement on Form SF-3
           Filed November 26, 2024
           File No. 333-283483
Dear Nicholas Galeone:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
2. Please review capitalized terms throughout your registration statement to ensure they
       are defined. For example, we note    MOA    that appears on page 230 has
not been
       defined.
Limitation on Rights of Certificateholders to Institute a Proceeding, page 378

3. We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to
 December 23, 2024
Page 2

       indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

4.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Rolaine Bancroft at 202-551-3313
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Structured Finance